

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Albert Foreman
Chief Executive Officer
Tuatara Capital Acquisition Corporation
655 Third Avenue, 8th Floor
New York, NY 10017

> **Re: Tuatara Capital Acquisition Corporation**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed May 12, 2022**
> **File No. 333-262628**

Dear Mr. Foreman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-4

Risk Factors, page 58

1. Include a separately captioned risk factor highlighting the potential conflicts of interest involving Cantor Fitzgerald due to its dual role as financial advisor to the Company in the merger transaction and financier as part of the Cantor Equity Financing, if the merger is consummated.

General

2. We understand that J.P. Morgan Securities LLC, the lead underwriter in your SPAC IPO, intends on waiving its deferred underwriting commissions as part of the closing of the Business Combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the current relationship with J.P. Morgan Securities and

Tuatara.  Please also revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

3. Please describe what relationship existed between J.P. Morgan Securities and Tuatara after the close of the IPO, including any financial or merger-related advisory services.  We note that J.P. Morgan is not described in the Background of the Business Combination, so it is not clear if they had any role in the identification or evaluation of business combination targets.  We note that your underwriting agreement for the SPAC IPO required you to provide notice to the underwriters' representatives and their counsel upon the engagement of any investment banking, financial, advisory or consulting services for merger and acquisition-related services.

4. Tell us whether J.P. Morgan Securities was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement.  If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise.  Further, please clarify that J.P. Morgan claims no role in the SPAC's business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

5. Please tell whether you are aware of any disagreements with J.P. Morgan Securities regarding the disclosure in your registration statement.  Further, please add a risk factor that clarifies that J.P. Morgan Securities was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet J.P. Morgan Securities will waives such fees and disclaim responsibility for the Form S-4 registration statement.  Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin Kim, Staff Attorney, at (202) 3297 or Larry Spirgel, Office Chief, at (20) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Leonard Kreynin, Esq.